EXHIBIT 99.11

Media Release

Panguna Mine Legacy Impact Assessment report released
06 December 2024

MELBOURNE, Australia - As a member of the Panguna Mine Legacy Impact Assessment (PMLIA) Oversight Committee, Rio Tinto today welcomed the release of the PMLIA report as a critical step forward in building understanding of the long-term legacy impacts of the former mine in Bougainville.
The independent report assesses the environmental impacts and directly connected social and human rights impacts caused by the Panguna mine since Bougainville Copper Limited (BCL) ceased operations in 1989.
Conducted by independent consultants Tetra Tech Coffey over the past two years, the entire PMLIA process was overseen by the Oversight Committee, which is made up of representatives from the Government of Papua New Guinea, Autonomous Bougainville Government (ABG), landowner and community representatives, BCL, Rio Tinto and the Human Rights Law Centre (HRLC). The PMLIA involved comprehensive field studies; extensive soil, water and food sampling; hydrology and geo-morphology analysis; and in-depth household surveys and interviews with community members.
The report identifies a range of actual and potential environmental impacts, including unstable buildings and landforms, mine-related flooding and sediment movement, contamination of soil and water around some areas that were used for processing or chemical storage, and also from waste rock and tailings. The report describes how the environmental impacts are affecting or may affect the human rights of residents living in these areas.
In November, Rio Tinto, BCL and ABG signed a Memorandum of Understanding (MoU) to discuss ways forward. This group plans to address the PMLIA findings and develop a remedy mechanism consistent with UN Guiding Principles on Business and Human Rights.
Ongoing and continuing efforts already underway to address issues with ageing infrastructure, and other priorities identified by the PMLIA, include a MoU signed in August by Rio Tinto, BCL and the ABG for works on four sites that pose severe and imminent risks to nearby communities. Rio Tinto is also in discussions with the ABG regarding geo-technical hazards identified by the PMLIA, to ensure that local communities and small-scale miners are made aware of the risks.
Rio Tinto Chief Executive, Australia, Kellie Parker said: “The Panguna Mine Legacy Impact Assessment is the most comprehensive assessment of the environmental and associated human rights impacts from the Panguna mine since 1989, when civil war forced the cessation of operations.
"The publication of this report marks an important milestone towards understanding the long-term impacts of the Panguna mine, and we acknowledge the work of Tetra Tech Coffey, the Oversight Committee and the HRLC in helping us reach it.
“While we continue to review the report, we recognise the gravity of the impacts identified and accept the findings.
“We know this will take time, but we remain committed to working closely with stakeholders to ensure that the legacy of the Panguna mine is addressed in a fair and equitable manner for the benefit of impacted communities.
"We thank the communities within the study area for their support and contribution to the independent assessment. We are continuing to focus on active consultation and engagement with community leaders and affected stakeholders, the HRLC, BCL and the ABG to work together to develop and implement long-term solutions.”
While the nature and scope of the next phase of the PMLIA will depend on the views of all parties, Rio Tinto supports further investigation to enhance understanding of the report’s findings and options to address identified impacts.
The PMLIA report can be found here: http://tanorama.com/pangunasecretariat.html
Further information
Bougainville Copper Ltd, majority-owned by Rio Tinto, operated the Panguna Mine on Bougainville from 1972 until 1989, when operations were suspended due to an uprising against the mine and a decade-long civil war. Rio Tinto has not had access to the mine since that time.
The independent assessment of the legacy impacts of the Panguna Mine commenced in 2022.
The objective of the Panguna Mine Legacy Impact Assessment process is to identify and assess the actual and potential environmental impacts caused by the Panguna mine since mining ceased in 1989. The PMLIA also identifies and assesses the social and human rights impacts directly connected to these environmental impacts.
The independent assessment was overseen by an Oversight Committee that included representatives from local communities, the Government of Papua New Guinea, the

Autonomous Bougainville Government, Bougainville Copper Limited, Rio Tinto and the Human Rights Law Centre.
In conjunction with the Legacy Impact Assessment and efforts to address ageing infrastructure, Rio Tinto is supporting a water and sanitation project in Central Bougainville, in cooperation with the Autonomous Bougainville Government.

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